Exhibit 24

April 23, 2009

Securities & Exchange Commission
Filer Support Branch
100 F Street, NE
Washington, D.C. 20549-0609

Dear Sir/Madam:

I, Linda Clements, hereby authorize Mr. Clarence Granger and/or Mr. Marty Estkowski of Ultra Clean Holdings, Inc. to submit Section 16 forms, including Forms 3, 4 and 5, and any amendments on my behalf and to act as agent for purposes of the filing of said forms.

Thank you for your assistance in this matter.

Best regards,

/s/ Linda Clements

Linda Clements